FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 21, 2017

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS You know that you can!

# DELIVERING ON OUR

# 3D STRATEGY

## DATA DIGITAL DIVIDENDS

## Q4 & Full Year 2016

Financial & Operating Results

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q4 2016 HIGHLIGHTS

MTS Group — Key figures (RUB bln)	Q4 2016	Q4 2015	Change %	2016	2015	Change %
Revenue	111.6	111.3	0.2%	435.7	426.6	2.1%
of which: Russia	103.8	102.5	1.2%	400.6	391.2	2.4%
Adjusted OIBDA	41.8	43.4	-3.8%	169.3	177.0	-4.4%
of which: Russia	41.0	41.1	-0.2%	162.5	165.1	-1.5%
Operating profit	21.4	20.0	6.9%	87.7	93.9	-6.7%
Profit attributable to owners of the Company:	12.4	7.1	73.2%	48.5	49.5	-2.1%
Profit from continuing operations	12.4	7.7	61.5%	51.8	52.3	-0.9%
Loss from discontinued operation	—	-0.5	n/a	-3.4	-2.8	18.8%
Operating cash flow				130.6	144.1	-9.4%
Cash CAPEX				83.6	96.1	-13.1%
Net debt				220.9	215.9	2.3%
Net debt / LTM Adjusted OIBDA				1.3x	1.2x	n/a
Free cash flow				47.0	51.0	-7.9%

Mobile subscribers (mln)	Q4 2015	Q3 2016	Q4 2016	Y-o-Y Change %	Q-o-Q Change %
Total	106.7	108.8	109.9	2.9%	0.9%
Russia	77.3	79.0	80.0	3.5%	1.3%
Ukraine[1]	20.4	20.8	20.9	2.5%	0.5%
Armenia	2.1	2.1	2.1	-1.1%	-1.0%
Turkmenistan	1.6	1.6	1.7	2.6%	1.3%
Belarus[2]	5.3	5.3	5.2	-1.9%	-1.9%

Andrei Dubovskov, President and Chief Executive Officer, commented on the results:

“As we continue to execute on our 3D Strategy, we delivered strong financial results in 2016, despite on-going macroeconomic factors and a challenging competitive environment. Currency volatility in certain markets factored into our Group results, but underlying performance was in line with our expectations.

Looking ahead, we remain cautiously optimistic about the telecom market and strongly feel that MTS is well-positioned to benefit from any improvement in the macroeconomic and operating environment. We are pleased to announce that we continue to pursue our 3D strategy by focusing on digital as we aim to use a variety of digital technologies to enhance our data transformation, differentiate ourselves from our competitors and enhance overall efficiencies and shareholder returns.”

1  Including CDMA subscribers

2  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

LAUNCH OF MTS MONEY APP AND NEW MOBILE PAYMENT SYSTEM

MTS launched the mobile app “MTS Money”, which enables customers to upload virtual banking cards, tickets for public transportation in Moscow and discount coupons to their NFC-enabled smartphones

The launch of the new payment system allows MTS customers to leave their cash and bank cards at home as they will be able to make payments from their mobile accounts in a variety of retail locations for virtually any product or service.

BIG DATA TO DEVELOP MTS RETAIL CHAIN

The launch of a pilot project to utilize Big Data for the optimization of the MTS monobrand retail chain.

MTS LAUNCH INNOVATION CENTER

Launched the Innovation Center, a department that brings a new approach to business development through the launch of new products and services. The Center uses agile development, a flexible methodology, for service development. The establishment of the Innovation Center will reduce the timeline for launching new products by 3-4x.

ACQUISITION OF SMARTS TO DEVELOP LTE NETWORKS

Acquisition of a regional asset of SMARTS to enhance services in the Republic of Mari El through additional spectrum of 14.8 Mhz in the 1,800 Mhz range that will allow to develop LTE networks.

MTS IMPLEMENTS INNOVATIVE CORPORATE GOVERNANCE PRACTICE

MTS was the first company in the history of Russian corporate governance to launch an online service for electronic voting for MTS shareholders.

NEW DIVIDEND POLICY AND 2016 PAYOUT

In April 2016, the Board of Directors approved a new dividend policy, under which management set a target payout of RUB 25.0 — 26.0 per ordinary MTS share (RUB 50.0 — 52.0 per ADR) per calendar year payable in two semi-annual payments. The policy guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). The new policy will cover 2016 — 2018.

In 2016, MTS paid out RUB 52.0 bln or RUB 26.0 per share in dividends. In June, MTS paid out its first payment of RUB 28.0 bln (RUB 14.01 per ordinary share or RUB 28.02 per ADR) based on its FY2015 results. In Q4, MTS made an additional payment totaling 24.0 bln or RUB 11.99 per ordinary MTS share (RUB 23.98 per ADR) based on H1 2016 results.

EQUITY TENDER OFFERS

In addition to the dividend payout, the Board has considered the advisability of a share repurchase program as an additional way to create further shareholder value. As part of such a program, the Group could allocate up to 30bln rubles to be spent over the next three years on the repurchase of shares.

In October and December 2016, the Board of Directors gave approval for MTS to launch two Modified Dutch Tender Offers with the goal of returning a maximum of RUB 10 bln to the Company’s Holders of Shares of Common Stock and ADR Holders. Through two tenders, launched in October 2016 and January 2017, MTS acquired 17,532,278 shares for a total consideration of RUB 5.0 bln. In transactions related to the tenders, MTS acquired a number of shares proportional to its aggregate ownership from its majority shareholder, Sistema JSFC, at prices determined by the tender. In total, MTS spent RUB 10.0 bln to acquire a total of 35,121,665 shares.

EUROBOND REPURCHASE

MTS repurchased USD 267 mln of Loan Participation Notes due in 2020 (issued in 2010 in the amount of USD 750,000,000 at 8.625%) through a tender offer in June.

PARTNERSHIPS

MTS and Samsung Electronics, the world-leading company in consumer electronics and hi-end IT, announced the signing of a memorandum with the intention to co-operate in developing 5G technologies. Under the strategic partnership, the companies will work on innovations aimed at implementing a LTE-

Advanced Pro network, developing standards and the deployment of 5G in Russia regions

MTS also concluded a partnership agreement with Huawei, by which Huawei will supply a broader range of smartphones and other consumer electronics for sale through the MTS retail network.

EXIT FROM UZBEKISTAN

MTS sold 50.01% stake in the telecommunications operator Universal Mobile Systems (UMS) to the State Unitary Enterprise Centre of Radio Communication, Radio Broadcasting and Television of The Ministry of Development of Information Technologies and Communications of the Republic of Uzbekistan.

TOWER MARKET

MTS entered the tower infrastructure market with the intention of developing a new business direction to manage existing tower infrastructure and further monetize its asset base. Initially, MTS offered over 5,500 of its towers and antenna support structures for rent in many regions throughout Russia, but has since expanded the program to include most of its towers and sites.

GROUP BUSINESS PERFORMANCE

Group Highlights (RUB bln)	Q4 2016	Q4 2015	Change %		2016	2015	Change %
Revenue	111.6	111.3	0.2%		435.7	426.6	2.1%
Adjusted OIBDA	41.8	43.4	-3.8%		169.3	177.0	-4.4%
margin	37.4%	39.0%	-1.6	pp	38.8%	41.5%	-2.7	pp
Profit attributable to owners of the Company	12.4	7.1	73.2%		48.5	49.5	-2.1%
margin	11.1%	6.4%	4.7	pp	11.1%	11.6%	-0.5	pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

Group revenue increased year-over-year 2.1% to RUB 435.7 through the continued execution of our 3D strategy: data, differentiation and dividends. Sustained growth in data usage throughout key markets, coupled with increased handset sales in Russia, offset the negative effect of macroeconomic factors in key segments, such as business markets and roaming users, while the effect of a strengthening ruble continued to dampen the contribution from foreign subsidiaries. Overall, revenue performance outpaced the market in MTS’s key geographies.

Despite prolonged macroeconomic volatility and increased levels of competition in MTS’s key markets, Group Adjusted OIBDA declined slightly to RUB 169.3 bln. Additional expenses in retail and macroeconomic factors increased costs in Russia, while the strengthening ruble limited the contribution from foreign subsidiaries. Nevertheless, the stabilizing macroeconomic environment and the Group’s strategic approach towards efficiency places MTS in a strong position to benefit from an overall improvement in the regional market.

Group net profit decreased slightly for the year to RUB 48.5 bln largely in line with OIBDA trends. Overall, the gradual strengthening of the ruble throughout the year coupled with improved performance of associates, including MTS Bank, offset one-off losses, such as the mid-year disposal of UMS, to deliver healthy earnings for the Group.

Group Adjusted OIBDA Factor Analysis (RUB bln)

Group Net Profit Factor Analysis (RUB bln)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln)	As of December 31, 2016	As of September 30, 2016
Current portion of LT debt and of finance lease obligations	47.7	59.8
LT debt	227.7	208.7
Finance lease obligations	10.4	10.1
Total debt	285.8	278.6
Less:
Cash and cash equivalents	18.5	36.5
ST investments	8.7	11.7
LT deposits	27.1	30.3
Effects of hedging of non-ruble denominated debt	10.7	11.5
Net debt	220.9	188.6

By the end of the year, total debt stood at RUB 274.8 bln (net of leases and debt issuance costs), which is trending lower due to currency stability, as well as the retirement and repayment of various debt instruments. In particular, in June, MTS repurchased USD 267 mln of outstanding Eurobonds to take advantage of a favorable market and its strong liquidity position in order to provide hedges against future currency volatility and general balance sheet flexibility.

Total debt3 = RUB 274.8 bln

Bonds 8 series, Bonds BO-01 and BO-02 ruble bonds contain put options that as of December 31, 2016, MTS expected to be exercised in November 2017, March 2018 and August 2018, respectively

Net debt (RUB bln)

Gross/Net debt structure by currency4

Gross debt structure by type

3  Total group debt net of financial leasing and unamortized debt issuance cost adjustment

4  Including financial leasing and including FOREX hedging in the amount of $764.2 mln as of Q4 2016

Dividend history (RUB bln)

In Q4, MTS paid out its semi-annual dividend payment of RUB 24.0 bln. For the calendar year, MTS paid out RUB 52.0 bln or RUB 26.0 per share in accordance with its dividend policy. In April 2016, MTS disclosed that it would consider spending up to RUB 30 bln over three years to complement its dividend payout with other ways to enhance shareholder returns. As part of this consideration, MTS launched two modified Dutch auction tenders in Q4 2016 and Q1 2017 to acquire 17.5 mln shares for an overall cost of close to RUB 5.0 bln. Simultaneously, MTS entered into a binding agreement with Sistema, its controlling shareholder, to acquire number of shares proportional to their ownership stake at the prices determined by the market. In total, MTS acquired 35.1 mln shares for a consideration of RUB 10.0 bln.

Cash CAPEX Breakdown (RUB bln)	2016	2015
Russia[5]	73.8	79.6
as % of revenue	18.4%	20.4%
Ukraine[6]	7.5	12.4
as % of revenue	25.6%	44.1%
Armenia	1.0	1.4
as % of revenue	11.8%	15.2%
Turkmenistan	0.4	0.5
as % of revenue	9.0%	9.8%
Group CAPEX[7]	83.6	96.1
as % of revenue	19.2%	22.5%

For the year, MTS spent RUB 83.6 bln on capital expenditures, a decline of 13.1% from 2015 and slightly less than its guidance of RUB 85.0 bln. By the end of 2016, MTS completed its fiber-optic enhancement programs and introduced LTE-enabled networks to every region of operation in Russia. By the end of the year, MTS installed an additional 6,200 LTE-enabled base stations to complement its high-quality mobile network for customers in order to retain its leading market position. While investments continue incrementally, MTS sees opportunity to gradually reduce its CAPEX, while sustaining its market-leading network coverage and enhancing cash flows.

5  Excluding costs of RUB 3.4 bln related to the acquisition of a 4G license in Russia in 2015 and RUB 2.6 bln in 2016

6  Excluding costs of RUB 7.0 bln related to the acquisition of a 3G license in 2015 in Ukraine

7  Including RUB 875 mln spent on CAPEX in UMS LLC in 2016 and RUB 2.2 bln in 2015, while Group Revenue for 2015 and 2016 doesn’t include Revenue from UMS LLC

Cash Flow (RUB bln)	For the year ended December 31, 2016	For the year ended December 31, 2015
Net cash provided by operating activities	130.6	144.1
Less:
Purchases of property, plant and equipment	(55.5)	(76.7)
Purchases of intangible assets[8]	(28.0)	(19.4)
Proceeds from sale of property, plant and equipment	4.0	3.0
Investments in associates	(4.1)	—
Free cash flow	47.0	51.0

Free cash flow amounted to RUB 47.0 bln for 2016. This is a slight decline from 2015, which can largely be attributed to one-off factors, such as an investment in MTS Bank totalling RUB 4.1 bln and higher interest payments that derived from the repurchase of MTS’s Eurobonds 2020 in June. Tax payments also rose for the year as the appreciating ruble increased the tax base of the Company.

RUSSIA

Russia Highlights (RUB bln)	Q4 2016	Q4 2015	Change %		2016	2015	Change %
Revenue[9]	103.8	102.5	1.2%		400.6	391.2	2.4%
mobile	75.2	74.9	0.3%		295.0	296.2	-0.4%
fixed	15.4	15.5	-0.5%		61.2	61.6	-0.7%
integrated services	0.8	0.9	-10.3%		5.6	1.1	5	x
sales of goods	14.8	13.8	6.7%		49.6	40.3	23.1%
OIBDA	41.0	41.1	-0.2%		162.5	165.1	-1.5%
margin	39.6%	40.1%	-0.5	pp	40.6%	42.2%	-1.6	pp
Net profit	13.7	11.8	15.5%		53.9	53.1	1.5%
margin	13.2%	11.5%	1.7	pp	13.5%	13.6%	-0.1	pp

For the year, total revenue in Russia increased slightly to RUB 400.6 bln. The Group saw a slight decline of less than 1% in its mobile and fixed-line businesses, which was offset by a 23% year-on-year increase in sales of goods. The Group also witnessed a threefold increase in revenues in our integration business, which also supported topline performance.

In the mobile sector, revenues declined by 0.4% to RUB 295.0 bln. Key factors include reduced calling volume in business segments and roaming voice usage (see the graph below) among mass market customers largely attributable to on-going macroeconomic volatility. However, the Company is encouraged by year-over-year growth in revenue in Q4 of 0.3%, a dynamic that reflects an overall improvement business and consumer sentiment in Russia. In addition, subscriber growth increased 3.5% for the year, a fact that highlights the strength of our brand, leadership in key segments like business and the burgeoning M2M market, and the overall success of our focus on controlled, MTS-branded retail distribution channels.

8  Excluding purchases of 3G license in Ukraine in the amount of RUB 7.0 bln in 2015 and 4G license in Russia in the amount of RUB 3.4 bln in 2015 and RUB 2.6 bln in 2016

9  Net of eliminations

Change in roaming traffic

The Company achieved a 23% increase in sales of goods over the year as it continued to defend market share from intensified retail competition through the aggressive pricing of handsets, beneficial partnerships with leading handset providers, appealing MTS-branded data devices and through sales of software products. Handset pricing continued to improve in Q4, as both the strengthening of the ruble and commercial policies helped to sustain improvement in handset profitability.

Handsets and Accessories Sales and Gross Margin10

Mobile internet penetration reached nearly 50% as customers respond both to our attractive product portfolio and our tariff policies. LTE-traffic in the total volume of subscriber mobile traffic increased to 26% in 2016 from 17% in 2015 as we have demonstrated sustained, effective expansion of LTE within each of Russia’s 83 regions.

Fixed-line revenue (RUB bln)	Q4 2016	Q4 2015	Change %	2016	2015	Change %
Total	15.4	15.5	-0.5%	61.2	61.6	-0.7%
B2C	7.5	7.5	-0.2%	29.9	29.8	0.3%
B2B+B2G+B2O	7.9	8.0	-0.9%	31.3	31.8	-1.8%

In MTS’s fixed-line business, sales decreased slightly by 0.7% to RUB 61.2 bln, due to a 3.7% decrease in fixed-telephony subscribers. Nevertheless, the Company’s B2C broadband and pay-tv markets continued to grow. Market shares in Moscow increased in both home broadband (up 3 pp to 33%) and pay-tv (up 4.6 pp to 29.6%11) as we leverage the network capabilities of our fiber-optic networks to offer unmatched speed, quality and services. For the year, both B2B and B2G projects remain largely stagnant, due to the overall macroeconomic environment.

MTS’s integration business, launched with the acquisition of Nvision, showed promise in 2016. In addition to measurable revenue growth, the scope of our integrated products and services received a boost as we developed cloud computing service to the new level and started to work with large clients and continued to enhance our capabilities in Big Data and telematics solutions. Sales of software from NVision increased q-o-q by 17.7%, which also contributed to our overall revenue dynamics.

Russia OIBDA declined 1.5% to RUB 162.5 bln, which in relation to the overall Russian market showcases the Group’s focus on efficiency and the success of strategic decisions, such as the advocacy for mono-brand retail distribution. Similar to MTS’s revenue dynamic, in Q4, the Company saw a mere decline of 0.2% year-over-year, which is attributable to both the improving macroeconomic environment and the cessation of further retail expansion. Having achieved the Group’s goals in relation to its retail efforts, the Company has already begun reducing its footprint incrementally in Q1 2017.

UKRAINE

10  Margin on Handsets and Accessories for previous periods was restated due to change in methodology of calculating cost of sales of handsets and accessories

11  Accounts only for the customers who use Digital TV platform

Ukraine Highlights (UAH bln)	Q4 2016	Q4 2015	Change %		2016	2015	Change %
Revenue	2.8	2.4	15.3%		11.1	10.0	11.1%
Adjusted OIBDA[12]	1.1	0.9	23.8%		3.8	4.1	-7.7%
margin	39.5%	36.8%	2.7	pp	34.1%	41.0%	-6.9	pp
Net profit	0.3	0.4	-20.1%		1.3	2.3	-44.3%
margin	11.9%	17.1%	-5.2	pp	11.4%	22.8%	-11.4	pp

In Ukraine, the Group continues to witness growth in the market due to the launch of 3G services. Revenues increased 11.1% to UAH 11.1 bln for the year, while revenues increased over 15% year-over-year in Q4. During the year, MTS attracted an additional 425,083 subscribers, and having launched data services in all of Ukraine’s major population areas (covered 54% of population with 3G), we are seeing exponential growth in data consumption.

While Adjusted OIBDA declined 7.7% year-over-year to UAH 3.8 bln, the Group saw a relatively strong increase of Adjusted OIBDA in the second half of the year. In Q4, year-over-year Adjusted OIBDA increased 23.8% at an OIBDA margin of 39.5% as the Group benefits from economies of scale relating to its 3G roll out and gains traction from the introduction of the Vodafone brand. While the strengthening of the ruble versus the hryvna negatively impacted our Group results, the market is demonstrating underlying improvement, which bodes well for our future performance.

OTHER FOREIGN MARKETS: ARMENIA, TURKMENISTAN, BELARUS

Armenia Highlights (AMD bln)	Q4 2016	Q4 2015	Change %		2016	2015	Change %
Revenue	14.0	16.5	-15.3%		58.3	71.2	-18.1%
Adjusted OIBDA[13]	5.4	7.6	-29.5%		23.5	34.3	-31.5%
margin	38.5%	46.3%	-7.8	pp	40.2%	48.1%	-7.9	pp
Net profit	1.7	-17.1	-110.0%		3.6	-6.5	-156.0%
margin	12.3%	n/a	n/a		6.3%	n/a	n/a

In Armenia, revenue declined 18% for the year to AMD 58.3 bln. Macroeconomic factors continue to dampen usage of services such as international calling and roaming, coupled with general economic weakness in the market due to the decline of remittances from abroad. Each of these factors also weakens usage of core voice and data products. In Q4, results were slightly better, as revenue year-over-year declined 15% to AMD 14.0 bln.

Increased pressure on the market has also lead to an increase in competition, which is one factor that explains the 32% decline in Adjusted OIBDA year-over-year. Reflecting revenue trends, Adjusted OIBDA declined slightly less to AMD 5.4 bln in Q4 year-over-year. Overall, the Adjusted OIBDA margin for the year remains strong at 40.2% as the Company continuously focus on ways to improve efficiency in this challenging operating environment.

12  Adjusted OIBDA for 2015 doesn’t include provision for cash balances deposited in distressed Ukrainian banks of RUB 1.7 bln (UAH 0.6 bln)

13  Adjusted for impairment of goodwill in the amount of AMD 24.4 bln in Q4 2015

Turkmenistan Highlights (TMT mln)	Q4 2016	Q4 2015	Change %		2016	2015	Change %
Revenue	63.0	75.0	-16.0%		260.2	293.0	-11.2%
OIBDA	25.4	28.5	-10.7%		93.7	110.4	-15.1%
margin	40.4%	37.9%	2.5	pp	36.0%	37.7%	-1.7	pp
Net profit	12.1	15.2	-20.4%		42.5	56.2	-24.4%
margin	19.2%	20.3%	-1.1	pp	16.3%	19.2%	-2.9	pp

In Turkmenistan, revenue for the year also declined by 11.2% to TMT 260 mln. Despite a slight 2.6% gain in subscribers for the year, macroeconomic-driven factors, which impact overall voice and data usage, continue to weaken customer value. In Q4, revenues declined year-over-year by roughly 16.0% to TMT 63 mln.

Macroeconomic pressures in Turkmenistan also contributed to the year-over-year decline in OIBDA of 15.1%. The Group has made efforts to increase network capacity and accommodate a greater number of customers on its network, competitive pressures too continue to present challenges to significantly increasing scale benefits. Overall, our OIBDA margin in Turkmenistan was 36.0%.

Belarus Highlights (BYN mln)	Q4 2016	Q4 2015	Change %		2016	2015	Change %
Revenue	176.3	154.2	14.3%		662.2	545.9	21.3%
Adjusted OIBDA[14]	87.7	70.0	25.2%		311.5	268.7	16.0%
margin	49.7%	45.4%	4.3	pp	47.0%	49.2%	-2.2	pp
Net profit	53.8	51.3	4.9%		189.5	182.8	3.6%
margin	30.5%	33.3%	-2.8	pp	28.6%	33.5%	-4.9	pp

In Belarus, MTS continues to see the benefits of an increasing appetite for voice and data products and regulatory efforts to sustain value in the market. Revenue increased for the year by 21.3% to BYN 662 mln as we were able to increase prices on V&D products.

Adjusted OIBDA rose nearly 16% to BYN 312 mln aided by a strong Q4 increase in OIBDA of 25.2%. Partly this was aided by a strengthening of the BYN in relation to the USD and EUR in the second-half of Q4 as customer demand for roaming and international dialing began to increase prior to the holiday season. Overall, the Adjusted OIBDA margin in Belarus remained strong at 47.0%.

14  OIBDA adjusted in 2015 for reserves due to investments in distressed Delta Bank in the amount of BYN 6.97 mln

2017 OUTLOOK

Group revenue:

For 2017, MTS estimates its Group revenue outlook at +2% /- 2% growth rate based on developments in the following areas:

•                  Competitive factors in distribution and tariff policies;

•                  Handset sales due to optimization of retail distribution channels;

•                  Service revenue dynamics in Russia;

•                  Service revenues in foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group OIBDA:

MTS estimates its outlook on adjusted Group OIBDA growth rate at +2% /- 2% in consideration of the following factors:

•                  Competitive factors and potential optimization in distribution;

•                  Business/consumer sentiment and usage of high-value products like roaming;

•                  Developments in foreign subsidiaries; and

•                  Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2017 CAPEX estimated to trend downwards to RUB 80 bln, due to a number of factors:

•                  Launch of LTE in each region of Russia by middle of 2016;

•                  Completion of fiber improvements in key Russian markets;

•                  Further incremental improvements and enhancements to LTE networks;

•                  Implementation of infrastructure and spectrum sharing projects;

•                  Completion of bulk of 3G build-out in Ukraine and future development of LTE;

•                  Evolution of commercial 5G solutions and introduction into Russian market; and

•                  Continued investments in digital products and services.

Group CAPEX forecast (RUB bln)

CONFERENCE CALL DETAILS

The conference call will start today at:

18:00 hrs (Moscow time)

15:00 hrs (London time)

11:00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 435552

From Russia: + 7 495 213 1765

From the UK: + 44 (0) 330 336 9401

From the US: + 1 719 325 2340

The conference call will also be webcast live from the Science Museum in London. Please register for the webcast at http://mtswebcast.com/ir-2017.

A replay of the conference call will be available for fourteen days on the following telephone numbers:

From the US: +1 719 457 0820 PIN 4139373

From the UK: +44(0)20 7660 0134 PIN 4139373

From Russia: 810 800 2702 1012 PIN 4139373

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2016. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/

CONTACT INFORMATION

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 21, 2017